UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
DSW INC.
(Name of Issuer)
Class A Common Shares, without par value
(Title of Class of Securities)
23334L102
(CUSIP Number)
Irwin A. Bain, Esq.
Schottenstein Stores Corporation
1800 Moler Road
Columbus, Ohio 43207
614-449-4332
With a copy to:
Robert J. Tannous, Esq.
Porter, Wright, Morris & Arthur LLP
41 South High Street
Columbus, OH 43215
614-227-1953
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
December 28, 2007
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☑

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CUSIP No. 23334L102

1	Names of reporting persons: Jay L. Schottenstein

2	Check the appropriate box if a member of a group:
(a) ☐
(b) ☑

3	SEC use only

4	Source of funds:

OO

5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e):

☐

6	Citizenship or place of organization:

United States

	7	Sole voting power:

Number of		2,652,700*

shares	8	Shared voting power:
beneficially
owned by		0

each	9	Sole dispositive power:
reporting
person		2,652,700*

with:	10	Shared dispositive power:

0

11	Aggregate amount beneficially owned by each reporting person:

2,652,700*

12	Check box if the aggregate amount in row (11) excludes certain shares:

☐

13	Percent of class represented by amount in row (11):

14.3%

14	Type of reporting person:

IN
* See Item 6

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CUSIP No. 23334L102
ITEM 1. Security and Issuer
     This Schedule 13D relates to the Class A Common Shares, without par value (the “Class A Common Shares”), of DSW Inc., an Ohio corporation (the “Company”), whose principal executive offices are located at 810 DSW Drive, Columbus, Ohio 43219.
ITEM 2. Identity and Background
(a)	Jay L. Schottenstein (“Mr. Schottenstein”)

(b)	1800 Moler Road, Columbus, Ohio 43207

(c)	Mr. Schottenstein’s principal occupation is Chairman of the Board, President and Chief Executive Officer of Schottenstein Stores Corporation, 1800 Moler Road, Columbus, Ohio 43207.

(d)	During the last five years Mr. Schottenstein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years Mr. Schottenstein has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Mr. Schottenstein is a citizen of the United States.
ITEM 3. Source and Amount of Funds or Other Consideration
     See Item 6.
ITEM 4. Purpose of Transaction
     Mr. Schottenstein evaluates each of his investments, including the Company and the Class A Common Shares, on an ongoing basis, based upon various factors, criteria and alternatives including those noted below. Based on current circumstances and such ongoing evaluation Mr. Schottenstein may, from time to time, acquire additional Class A Common Shares, continue to own Class A Common Shares or dispose of Class A Common Shares at any time, in the open market or otherwise, may take actions which could involve any of the items enumerated in the Schedule 13D instructions to this Item 4. Mr. Schottenstein reserves the right, based on all relevant factors and circumstances, to change his investment intent with respect to the Company and the Class A Common Shares at any time in the future, and to change his intent with respect to any or all of the matters referred to in this Schedule 13D, including any of the

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CUSIP No. 23334L102
items enumerated in the Schedule 13D instructions to this Item 4. In reaching any conclusion as to his future course of action, Mr. Schottenstein will take into consideration various factors, criteria and alternatives, including, but not limited to, the Company’s business and prospects, other developments concerning the business and management of the Company, its competitors and the industry in which it operates, other business and investment opportunities available to Mr. Schottenstein, any contractual obligations to which Mr. Schottenstein is now or may in the future become subject, including in respect of the financing of his ownership of the Class A Common Shares or otherwise relating to his investment in the Company or otherwise, and general economic and stock market conditions, including, but not limited to, the market price of the Class A Common Shares and other investment alternatives. From time to time Mr. Schottenstein may enter into discussions with the Company and/or third parties, concerning his holdings of the Class A Common Shares and possible future extraordinary transactions involving Mr. Schottenstein and the Company and such third persons. There can be no assurance as to whether Mr. Schottenstein will take any action with respect to his ownership of the Class A Common Shares, take action with respect to any of the items enumerated in the Schedule 13D instructions to this Item 4, including entering into any discussions with the Company or with any third parties with respect to the Class A Common Shares or the Company, nor as to outcome of any such matters, including as to whether any discussions if entered into will lead to any transaction that might be considered or agreed to by any third party, the Company or Mr. Schottenstein, the terms of any transaction, or the timing or certainty of any transaction.
ITEM 5. Interest in Securities of the Issuer
(a)	Mr. Schottenstein beneficially owns 2,652,700 Class A Common Shares in the aggregate, representing 14.3% of the outstanding Class A Common Shares. This includes (i) 350,100 Class A Common Shares acquired on July 5, 2005 and held by various family trusts for which Mr. Schottenstein serves as trustee and is therefore deemed to beneficially own such shares; and; (ii) 2,302,600 Class A Common Shares beneficially owned by Schottenstein Stores Corporation, which are issuable upon the exercise of warrants under the Term Loan Warrant and Convertible Loan Warrant between Schottenstein Stores Corporation and Retail Ventures, Inc. (see Item 6).
(b)	Mr. Schottenstein is a director, Chairman of the Board, President and Chief Executive Officer of Schottenstein Stores Corporation. Schottenstein Stores Corporation has sole power to vote and dispose of 2,302,600 Class A Common Shares issuable upon Schottenstein Stores Corporation’s exercise of warrants under the Term Loan Warrant and Convertible Loan Warrant (see Item 6). Mr. Schottenstein has sole power to vote and dispose of 350,100 Class A Common Shares held by various family trusts.
(c)	Mr. Schottenstein had no transactions during the sixty days prior to December 28, 2007.

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CUSIP No. 23334L102
(d)	N/A.

(e)	N/A.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Term Loans and Term Warrants
     On June 11, 2002, Schottenstein Stores Corporation and Cerberus Partners, L.P., a Delaware limited partnership (“Cerberus”), entered into a financing agreement and agreed to a form of warrant pursuant to which (i) Schottenstein Stores Corporation and Cerberus made available to Retail Ventures, Inc. two term loans (the “Term Loans”) each in the aggregate principal amount of $50,000,000 and (ii) Cerberus, Retail Ventures, Inc. and Schottenstein Stores Corporation agreed to a form of warrant (the “Term Warrants”) that were issued to each of Schottenstein Stores Corporation and Cerberus in connection with the extension of credit described in clause (i) above. The Term Loans were repaid in full on July 5, 2005.
     On July 5, 2005, the Term Warrants were amended and restated to entitle Schottenstein Stores Corporation and Cerberus, respectfully, to acquire directly from Retail Ventures, Inc. 1,388,752 shares of Retail Ventures, Inc. stock for $4.50 per share (subject to adjustment for anti-dilution) or 328,915 Class A Common Shares for $19 per share (the IPO price, subject to adjustment for anti-dilution), or a combination thereof (the “New Term Warrants”). The expiration date of the New Term Warrants is June 11, 2012.
Senior Non-Convertible Loan and Senior Loan Warrants
     On July 5, 2005, Schottenstein Stores Corporation, Cerberus and Retail Ventures, Inc. and certain of its subsidiaries and affiliates entered into a Second Amended and Restated Senior Loan Agreement (the “Senior Loan”) and a Second Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), which replaced a preexisting loan and registration rights agreement that Schottenstein Stores Corporation, Cerberus and Retail Ventures, Inc. had outstanding and pursuant to which (i) Schottenstein Stores Corporation and Cerberus made available to Retail Ventures, Inc. a non-convertible term loan in the aggregate principal amount of $50,000,000 and (ii) the Company issued Schottenstein Stores Corporation and Cerberus warrants which entitle the holder to purchase from Retail Ventures, Inc. either Retail Ventures, Inc. stock or, in the alternative, Class A Common Shares held by Retail Ventures, Inc. (the “Senior Loan Warrants”).
     The Senior Loan Warrant held by Schottenstein Stores Corporation entitles it to acquire directly from Retail Ventures, Inc. 8,333,333 shares of Retail Ventures, Inc. stock for $4.50 per share (subject to adjustment for anti-dilution) or 1,973,685 Class A Common Shares for $19 per

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CUSIP No. 23334L102
share (the IPO price, subject to adjustment for anti-dilution), or a combination thereof. The Senior Loan Warrant is exercisable until the later of (i) June 10, 2009 and (ii) the repayment in full of the applicable Amended Senior Loan (as defined below).
     On August 16, 2006, the Senior Loan was amended and restated whereby Retail Ventures, Inc. (i) paid $49.5 million of the then aggregate $50.0 million outstanding balance, (ii) secured the remaining $0.5 million balance with cash collateral accounts, (iii) converted the Senior Loan into two separate loans of $0.25 million held by each of Schottenstein Stores Corporation and Cerberus, respectfully (the “Amended Senior Loans”), (iv) pledged Company stock sufficient for the exercise of the Senior Loan Warrants, (v) obtained a release of the Class A Common Shares held by Retail Ventures, Inc. used to secure the Senior Loan and (vi) changed the final maturity date of the Amended Senior Loans to the earlier of June 10, 2009 or the date that the Senior Loan Warrants held by the applicable lender are exercised.
     The descriptions of the transactions and agreements set forth in this schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which are incorporated by reference or attached to this Schedule 13D as exhibits pursuant to Item 7.
     Except as described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Schottenstein Stores Corporation and any person or entity.
ITEM 7. Material to Be Filed as Exhibits
     The following exhibits are incorporated by reference and deemed filed with this schedule:
1.	Form of Conversion Warrant filed as Exhibit 4.1 to Retail Ventures, Inc.’s Current Report on Form 8-K filed by Retail Ventures, Inc. on July 11, 2005.

2.	Second Amended and Restated Registration Rights Agreement filed as Exhibit 4.3 to the Retail Ventures, Inc.’s Current Report on Form 8-K filed by Retail Ventures, Inc. on July 11, 2005.

3.	Amended Common Stock Warrants filed as Exhibits 4.1, 4.2 and 4.3 to Retail Ventures, Inc. Current Report on Form 8-K filed by Retail Ventures, Inc. on October 19, 2005.

4.	Amended and Restated Senior Loan Agreement, dated as of August 16, 2006, among Value City Department Stores LLC, as borrower, and Schottenstein Stores Corporation, as lender. Incorporated by reference to Exhibit 10.2 to Form 8-K filed on August 22, 2006.

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CUSIP No. 23334L102
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: December 28, 2007	By:	/s/ Jay L. Schottenstein
Jay L. Schottenstein